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                                   EXHIBIT 1.1




                                 October 3, 2002



VIA FACSIMILE (972) 650-9890

Ms. Shelley Gluck
I-Bankers  Securities  Incorporated
122  W.  Carpenter  Frwy.
Suite  465
Irving,  TX  75089

     RE:     CORPFIN.COM,  INC.

Dear  Shelley:

     The purpose of this letter agreement is to memorialize the compensation that I-Bankers Securities Incorporated ("I-Bankers") will receive in consideration of undertaking the role of Qualified Independent Underwriter, as such term is defined in Rule 2720 of the NASD Conduct Rules, for the registration of 892,000 shares of common stock of Corpfin.com, Inc. ("Corpfin"). I-Bankers will be responsible for conducting proper due diligence relating to such an offering and undertaking the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended. Corpfin agrees to pay I-Bankers for such services the amount of Twenty-Five Thousand Dollars ($25,000) plus a five-year warrant (the "Warrant") to purchase up to 2.5% of the amount of shares being registered by Corpfin exercisable at a value equal to 120% of the offering price. The warrant shall be exercisable during the four-year period beginning one year from the date of this prospectus and shall not be redeemable. I-Bankers agrees that the warrant, and the securities underlying the warrant, may not be sold, transferred, assigned or hypothecated for one year following the date of issuance, except to an individual who is an officer or partner of I-Bankers, by will or by the laws of descent and distribution.

     An initial payment of $10,000 to I-Bankers will be made on the date of execution of this Letter Agreement by wire-transfer according to instructions provided by I-Bankers. The remaining $15,000 and the warrant shall be delivered at the time the SEC declares Corpfin's registration statement effective. We understand that, in the event the NASD disapproves I-Bankers to act as a QIU pursuant to NASD Rule 2720 in this distribution, any payments made shall be refundable in full minus any expenses incurred by I-Bankers in connection with Corpfin's offering.

     Corpfin agrees to indemnify and hold harmless I-Bankers, to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses, and


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disbursements  (and  any and all actions, suits, proceedings, and investigations in respect thereof and any and all legal and other costs, expenses, and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the costs, expenses, and disbursements, as and when incurred, of investigating, preparing, or litigation in which I-Bankers is a party, directly or indirectly caused by, relating to, based upon, arising out of, or in connection with (a) I-Bankers' acting for Corpfin, including, without limitation, any act or omission by I-Bankers in connection with its acceptance of or the performance or nonperformance of its obligations under this letter agreement or (b) any untrue statement or alleged untrue statement of a material fact contained in, or omissions or alleged omissions from, the registration statement to be filed in connection with the Offering or contained in this letter agreement; provided, however, such indemnity agreement shall not apply to amounts paid in settlement of any such litigation, if such settlements are made without the consent of Corpfin, nor to any portion of any such loss, claim, damage, obligation, penalty, judgment, award, liability, cost, expenses, or disbursement to the extent it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of I-Bankers.

     These indemnification provisions shall be in addition to any liability which Corpfin may otherwise have to I-Bankers or the persons indemnified below in this sentence and shall extend to the following: I-Bankers and its affiliated entities, directors, officers, employees, legal counsel, Qualified Independent Underwriters, consultants, independent contractors, strategic advisors, and controlling persons (within the meaning of the securities laws of the United States of America). All references to I-Bankers in these indemnification provisions shall be understood to include any and all of the foregoing.

     If any action, suit, proceeding, or investigation is commenced as to which I-Bankers proposes to demand indemnification, then I-Bankers shall notify Corpfin with reasonable promptness; provided, however, that any failure by I-Bankers to notify Corpfin shall not relieve Corpfin from its obligations hereunder unless such failure to notify Corpfin results in Corpfin's inability to adequately defend such action, suit, proceeding or investigation. I-Bankers shall have the right to retain counsel of its own choice to represent it, and Corpfin shall pay the fees, expenses, and disbursements of such counsel; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with Corpfin and any counsel designated by Corpfin. Corpfin shall not without the prior written consent of I-Bankers, settle or compromise any claim, or permit a default or consent to the entry of any judgment, in respect thereof, unless such settlement, compromise, or consent includes, as an unconditional term thereof, the claimant's unconditional and irrevocable release of I-Bankers from all liability in respect of such claim.

     In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then Corpfin, on the one hand, and I-Bankers, on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses, and disbursements to which the indemnified

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persons  may  be subject in accordance with the relative fault of Corpfin on the one hand, and I-Bankers on the other hand, in connection with the statements, acts, or omissions which resulted in such losses, claims damages, obligations, penalties, judgments, awards, liabilities, costs, expenses, or disbursements and the relevant equitable considerations shall also be considered. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, I-Bankers shall not be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by I-Bankers pursuant to this letter agreement.

     Neither termination nor completion of this letter agreement or the Offering shall affect these indemnification provisions, which shall continue to remain operative and in full force and effect.

     If the foregoing accurately reflects your understanding of the agreement between Corpfin and I-Bankers, please acknowledge below where indicated.

                              Sincerely,

                              /s/  John  C.  Canouse

                              John  C.  Canouse
                              Corpfin.com,  Inc.,  CEO


ACKNOWLEDGED  AND  ACCEPTED:

I-BANKERS  SECURITIES  INCORPORATED


     /s/  Shelley  Gluck
------------------------
Shelley  Gluck,  Chief  Financial  Officer


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